Delaware

The First State



I, CHARUNI PATIBANDA-SANCHEZ, SECRETARY OF STATE OF THE
STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND
CORRECT COPY OF THE RESTATED CERTIFICATE OF "BE BELONG GROUP
CORP", FILED IN THIS OFFICE ON THE SEVENTH DAY OF MARCH, A.D.
2025, AT 12:05 O`CLOCK P.M.



C. P. Sanchez

Charuni Patibanda-Sanchez, Secretary of State

10090773 8100
SR# 20250965944

Authentication: 203138375
Date: 03-11-25

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:05 PM 03/07/2025
FILED 12:05 PM 03/07/2025
SR 20250965944 - File Number 10090773

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Be Belong Group Corp (the "**Corporation**"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware ("**DGCL**"), does hereby certify:

A. Pursuant to Sections 245 and 242 of the DGCL, this Amended and Restated Certificate of Incorporation (the "**Restated Certificate**"), amends, restates, and integrates the Corporation's original Certificate of Incorporation filed with the Secretary of State of the State of Delaware on February 5, 2025 (the "**Original Certificate**"), in its entirety, to read as follows:

ARTICLE I. NAME.

The name of the Corporation is **Be Belong Group Corp**

ARTICLE II. REGISTERED OFFICE AND AGENT.

The address of the Corporation's registered office in the State of Delaware is to be located at 1521 Concord Pike, Suite 201, Wilmington, DE 19803 County of New Castle. The registered agent in charge thereof is United Agent Group Inc.

ARTICLE III. PURPOSE.

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

ARTICLE IV. EFFECTIVE DATE.

This Restated Certificate shall be effective upon its acceptance for filing by the Delaware Secretary of State under the DGCL.

ARTICLE V. CAPITAL STOCK.

5.1. **Authorized Classes and Number of Shares.** The Corporation is authorized to issue fifty million (50,000,000) shares of Common Stock with a par value of $0.00001 per share (the "Common Stock"). The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of at least a majority of the voting power of the issued and outstanding shares of Common Stock, voting together as a single class. All shares of the Corporation's Common Stock that are issued and outstanding as of the effective date hereof shall remain designated as Common Stock on the books and records of the Corporation.

5.2. **Common Stock.** A statement of the designations of the Common Stock and the powers, preferences, rights, qualifications, limitations, or restrictions thereof is as follows:

(a) Voting Rights. Each holder of shares of Common Stock shall be entitled to one (1) vote for each share of Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation.

(b) Dividends. The holders of Common Stock shall be entitled to receive dividends and other distributions of cash, property, or shares of stock of the Corporation as may be declared by the Board of Directors from time to time with respect to the Common Stock out of assets or funds of the Corporation legally available therefor.

(c) Liquidation. In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets, or winding up of the Corporation, the holders of Common Stock shall be entitled to share equally, on a per share basis, all assets of the Corporation of whatever kind available for distribution to the holders of Common Stock.

(d) Subdivision or Combinations. If the Corporation in any manner subdivides or combines the outstanding shares of Common Stock, all shares of Common Stock will be subdivided or combined in the same manner.

ARTICLE VI. DURATION.

The Corporation is to have perpetual existence.

ARTICLE VII. DIRECTORS.

7.1. Number. Subject to any rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the number of directors of the Corporation which shall constitute the entire Board of Directors shall consist of not less than one (1) and not more than seven (7) directors as fixed from time to time solely by resolution of a majority of the total number of directors that the Corporation would have if there were no vacancies.

7.2. Newly Created Directorships and Vacancies. Except as otherwise required by law and subject to this Certificate of Incorporation, any newly created directorships resulting from an increase in the authorized number of directors and any vacancies occurring in the Board of Directors shall be filled solely by the affirmative votes of a majority of the remaining members of the Board of Directors, although less than a quorum, or by a sole remaining director. A director so elected shall be elected to hold office until the earlier of the expiration of the term of office of the director whom he or she has replaced, a successor is duly elected and qualified, or the earlier of such director's death, resignation, or removal.

7.3. Ballots. Elections of directors need not be by written ballot unless the bylaws of the Corporation shall so provide.

7.4. Removal of Directors. Any director or the entire Board of Directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors. If a director was elected by a class or series of shares, only the holders of shares of that class or series may participate in the vote to remove that director.

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ARTICLE VIII. BYLAWS.

8.1. **Board of Directors.** In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, make, alter, amend, restate, rescind, or repeal the Bylaws of the Corporation without any action on the part of the stockholders.

8.2. **Stockholders.** The stockholders shall also have the power to adopt, make, alter, amend, restate, rescind, or repeal the Bylaws of the Corporation.

ARTICLE IX. MEETINGS OF STOCKHOLDERS.

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide.

ARTICLE X. NOMINATIONS AND PROPOSALS FOR ANNUAL MEETINGS.

10.1. **Nominations and Proposals.** Nominations of persons for election to the Board of Directors and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders (i) pursuant to the Corporation's notice of meeting, (ii) by or at the direction of the Board of Directors, or (iii) by any stockholder of the Corporation who (A) was a stockholder of record at the time of giving of the notice provided for in this Article X and at the time of the annual meeting, (B) is entitled to vote with respect to such matter at the meeting, and (C) complies with the notice procedures set forth in this Article X. At any annual meeting of stockholders, the presiding officer of such meeting may announce the nominations and other business to be considered which are set forth in the Corporation's notice of meeting and proxy statement and, by virtue thereof, such nominations and other business so announced shall be properly brought before such meeting and may be considered and voted upon by the stockholders of the Corporation entitled to vote thereat without further requirement of nomination, motion, or second.

10.2. **Notice.** For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of Section 10.1, the stockholder making such nominations or proposing such other business must theretofore have given timely notice thereof in writing to the Secretary of the Corporation and such other business must otherwise be a proper matter for stockholder action. To be timely, a stockholder's notice shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the ninetieth (90th) day nor earlier than the one hundred and twentieth (120th) day prior to the first anniversary of the preceding year's annual meeting; *provided*, that in the event that the date of the annual meeting is more than thirty (30) days before or more than or more than sixty (60) days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the ninetieth (90th) day prior to such annual meeting or, if later, the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by the Corporation. In no event shall the public announcement of an adjournment of an annual meeting commence a new time period for the giving of a stockholder's notice as described above. To be in proper form, a stockholder's notice to the Secretary must:

(a) set forth, as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (A) the name and address of such stockholder, as they appear on the Corporation's books, and of such beneficial owner, if any, (B) the class or series and number of shares of the Corporation that are, directly or indirectly, owned beneficially and of record by such stockholder and such beneficial owner, if any, as of the date of such notice (which information shall be supplemented by such stockholder and beneficial owner not later than ten (10) days after the record date for the meeting to disclose such ownership as of the record date), and (C) any other information relating to such stockholder and beneficial owner, if any, that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in a contested election pursuant to Section 14 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "**Exchange Act**");

(b)   if the notice relates to any business other than the nomination of a director that the stockholder proposes to bring before the meeting, set forth (A) a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest of such stockholder and beneficial owner, if any, in such business, and (B) a description of all agreements, arrangements, and understandings between such stockholder and beneficial owner and any other person or persons (including their names) in connection with the proposal of such business by such stockholder;

(c)   set forth, as to each person, if any, whom the stockholder proposes to nominate for election or reelection as a director (A) all information relating to such person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14 of the Exchange Act (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected) and (B) a description of all direct and indirect compensation and other monetary agreements, arrangements and understandings during the past three (3) years, and any other relationships, between or among such stockholder and beneficial owner, if any, and their respective affiliates and associates, or others acting in concert therewith, on the one hand, and each proposed nominee, and his or her respective affiliates and associates, or others acting in concert therewith, on the other hand, including, without limitation all information that would be required to be disclosed pursuant to Rule 404 promulgated under Regulation S-K if the stockholder making the nomination and any beneficial owner on whose behalf the nomination is made, if any, or any affiliate or associate thereof or person acting in concert therewith, were the "registrant" for purposes of such rule and the nominee were a director or executive officer of such registrant (collectively, the "**Disclosable Interests**"); and

(d)   with respect to each nominee for election or re-election to the Board of Directors, include the completed and signed questionnaire, representation, and agreement required by Section 10.4. The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable stockholder's understanding of the independence, or lack thereof, of such nominee.

10.3. **Nominees for Newly Created and Vacant Directorships.** Notwithstanding anything in the second sentence of Section 10.2 to the contrary, in the event that the number of directors to be elected to the Board of Directors of the Corporation at an annual meeting is increased, whether by increase in the size of the Board of Directors, or by any vacancy in the Board of Directors to be filled at such annual meeting, and there is no public announcement by the Corporation naming all of the nominees for directors or specifying the size of the increased Board of Directors at least sixty (60) days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice required by this Article X shall also be considered timely, but only with respect to nominees for any such vacant positions and for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by the Corporation.

10.4. Nominee Eligibility. To be eligible to be a nominee for election or reelection as a director of the Corporation, a person must deliver (in accordance with the time periods prescribed for delivery of notice under Sections 10.2 and 10.3 to the Secretary of the Corporation at the principal executive offices of the Corporation a completed, written and signed questionnaire (in the form customarily used by the Corporation for its directors) with respect to the background and qualification of such person and the background of any other person or entity on whose behalf the nomination is being made (which questionnaire shall be provided by the Secretary upon written request) and a written representation and agreement (in the form provided by the Secretary upon written request) that such person:

        (a)   is not and will not become a party to (i) any agreement, arrangement, or understanding with, and has not given any commitment or assurance to. any person or entity as to how such person, if elected as a director of the Corporation, will act or vote on any issue or question (a "**Voting Commitment**") that has not been disclosed to the Corporation or (ii) any Voting Commitment that could limit or interfere with such persons' ability to comply, if elected as a director of the Corporation, with such person's fiduciary duties under applicable law;

        (b)   is not and will not become a party to any agreement, arrangement, or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement, or indemnification in connection with service or action as a director that has not been disclosed therein; and

        (c)   in such person's individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would comply, if elected as a director of the Corporation, and will comply with all applicable publicly disclosed corporate governance. conflict of interest, confidentiality, and stock ownership and trading policies and guidelines of the Corporation.

ARTICLE XI. SPECIAL MEETINGS OF STOCKHOLDERS.

Unless otherwise required by law, special meetings of the stockholders for any purpose or purposes may be called only by (i) the Chairman. if any, of the Board of Directors, (ii) the Board of Directors, pursuant to a resolution approved by a majority of the entire Board of Directors. or (iii) the chief executive officer of the Corporation. The notice of a special meeting shall state the purpose or purposes of the special meeting, and the business to be conducted at the special meeting shall be limited to the purpose or purposes stated in the notice.

ARTICLE XII. LIMITATION OF LIABILITY.

12.1. No Personal Liability. To the fullest extent permitted by the DGCL as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; *provided,* that this provision shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve material misconduct or a knowing violation of law; (iii) under the DGCL; or (iv) for any transaction from which the director derived an improper personal benefit.

12.2.   Survival. Any repeal or modification of the foregoing provisions of this Article XIII by the stockholders of the Ccorporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

ARTICLE XIII. INDEMNIFICATION.

13.1.   Permissible Indemnification. The Corporation may indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative, or investigative, by reason of the fact that he or she is or was a director, officer, employee, or agent of the Corporation or any predecessor of the Corporation or serves or served at any other enterprise as a director, officer, employee, or agent at the request of the Corporation or any predecessor of the Corporation.

13.2.   Extra-Statutory Indemnification. Without limiting any other provision of this Article XIII, the Corporation is authorized to the fullest extent permitted by applicable law to provide indemnification of (and advancement of expenses to) directors, officers, and agents of the Corporation (and any other persons to which DGCL permits the Corporation to provide indemnification) through bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL.

13.3.   Survival. Neither any amendment nor repeal of this Article XIII, nor the adoption of any provision of the Corporation's Certificate of Incorporation inconsistent with this Article XIII, shall (a) eliminate or reduce the effect of this Article XIII in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article XIII, would accrue or arise, prior to such amendment, repeal, or adoption of an inconsistent provision, (b) adversely affect any right or protection of any director, officer, or other agent of the corporation existing at the time of such amendment, repeal or modification, or (c) increase the liability of any director of the corporation with respect to any acts or omissions of such director, officer, or agent occurring prior to, such amendment, repeal or modification.

ARTICLE XIV. FORUM FOR DISPUTE RESOLUTION.

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer, or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the DGCL or the Corporation's Certificate of Incorporation or Bylaws, (iv) any action asserting a claim against the Corporation, its directors, officers, or employees governed by the internal affairs doctrine, or (v) any action to interpret, apply, enforce, or determine the validity of the Corporation's Certificate of Incorporation or Bylaws, except for, as to each of (i) through (v) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article XIV shall be held to be invalid, illegal, or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality, and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article XIV (including, without limitation, each portion of any sentence of this Article XIV containing any such provision held to be invalid, illegal, or unenforceable that is not itself held to be invalid, illegal, or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby. Any person or entity purchasing or otherwise acquiring any interest in shares of stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XV.

ARTICLE XV. BOOKS AND RECORDS.

The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the bylaws of the Corporation.

ARTICLE XVI. RIGHT TO AMEND OR REPEAL CERTIFICATE.

The Corporation reserves the right to amend, alter, change, or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

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This Restated Certificate, which amends, restates, and integrates the Corporation's (the Original Certificate, has been duly adopted pursuant to Sections 245 and s242 of the DGCL.

IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed as of March 4, 2025, by the undersigned duly appointed, elected, and acting officer of the Corporation who does hereby certify that this Restated Certificate is true and correct as of the date of his signature set forth below.

By: *Gabriel Bar*

Gabriel Bar, Secretary

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